

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 7, 2011

By U.S. mail and facsimile to (931) 433-0470

Mr. Craig H. Studwell, Chief Financial Officer
Fushi Copperweld, Inc.
TYG Center Tower B, Suite 2601
Dong San Huan Bei Lu Bing 2
Beijing, PRC 100027

> **RE: Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2009 filed March 16, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **File No. 1-33669**

Dear Mr. Studwell:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief